June 27, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Kevin J. Kuhar
Mr. Gary Newberry
Mr. Martin James

Re:	Waters Corporation
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
Form 8-K filed April 26, 2016

File No. 1 – 14010

Gentlemen:

Waters Corporation (“Waters” or the “Company”) respectfully submits this letter in response to the comments contained in your letter dated June 16, 2016 relating to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission,” and the staff of the Commission, the “Staff”) on April 2, 2016.

We have, for your convenience, reproduced the Staff’s comments, followed by the Company’s responses, below.

Form 8-K filed April 26, 2016

Exhibit 99.1

Comment 1:	We note that you present non-GAAP EPS in the headline of your press release without presenting GAAP earnings per share with equal or greater prominence, as required by Item 10(e)(1)(i)(A) of Regulation S-K. Similarly, you highlight a 5% non-GAAP constant currency sales growth in the first bullet and discuss other constant currency sales growth throughout the first page without discussing the corresponding change in GAAP sales. Your presentation appears to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with the updated

Securities and Exchange Commission

June 27, 2016

Compliance and Disclosure Interpretation issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:	The Company acknowledges the Staff’s comment and confirms that the Company will review the referenced guidance when preparing its next earnings release and will make appropriate revisions to its disclosures to address the matters identified in the Staff’s Comment 1 above.

Comment 2:	We note that your non-GAAP measures exclude purchased intangible amortization, restructuring costs, asset impairments, acquisition-related costs, and income tax items and that you describe these items as infrequent or unusual although you have reported similar items for multiple fiscal years. Please note that Item 10(e)(1)(i)(A) of Regulation S-K prohibits you from adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. In addition, your non-GAAP measures appear to exclude certain normal, recurring, cash operating expenses which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:	The Company acknowledges the Staff’s comment and confirms that the Company will review the referenced guidance when preparing its next earnings release and will make appropriate revisions to its disclosures to address the matters identified in the Staff’s Comment 2 above.

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me 508-482-2349.

Sincerely,

/s/ Eugene G. Cassis

Eugene G. Cassis

Senior Vice President and Chief Financial Officer